

February 20, 2015

<u>Via E-Mail</u>
Mr. Elijio V. Serrano
Chief Financial Officer
Tetra Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

      Re: Tetra Technologies, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2013
              Filed March 3, 2014
              File No. 001-13455

Dear Mr. Serrano:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief